Exhibit 6.13

July 6th, 2018

Joseph Johnson

Dear Joseph,

It is my pleasure to extend the following offer of employment to you on behalf of HYLETE, Inc.

Title: Chief Financial Officer

Reporting Relationship:   The position will report to the CEO (Ron Wilson)

Base Salary: $175,000 per year, to be paid in semi-monthly installments and subject to deductions for taxes and other withholdings as required by law or the policies of the company. Any Bonuses to be paid based upon approval by the Board of Directors and is not anticipated until Company reaches profitability.

Options: As CFO you will receive options based upon a new option plan that will be developed by you for the Company and be subject to approval by the Board of Directors.

Contingencies:     This offer is contingent upon the following:

1.	Proof of your legal right to work in the United States

2.	Your execution of the enclosed Company’s Standard Employee Confidentiality and Invention and Copyright Assignment Agreement.

3.	In addition, we’ve enclosed a copy of the Company Employee Handbook the terms of which you are expected to abide by at all times. The Company may change the terms of the Employee Handbook at any time in its sole discretion.

Benefits:

•	Standard company health, life, disability and dental insurance coverage are supplied and effective the first day of employment per company policy.
•	401(k) - Eligible as of first day of employment. Company match up to 6%
•	PTO - 3 weeks per year, plus any corporate holidays (see employee handbook). This benefit is prorated for this year.
•	Travel Allowance -Normal and reasonable expenses will be reimbursed on a monthly basis per company policy.

Start Date: July 23rd, 2018

Your employment with HYLETE, Inc. is at-will and either party can terminate the relationship with or without cause and with or without notice. The terms of this offer may be changed, amended or superseded only by an agreement in writing signed by you and an officer of the company. If you are in agreement with the above outline, please sign below.

Signatures:

HYLETE, LLC

/s/ Ron Wilson
RonWilson/CEO	Date: 07-06-2018

/s/ Joseph Jonson	Date: 07-06-2018
Joseph Johnson

560 Stevens Ave• Solana Beach, ca • 92075